UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-24172

SOUTHEASTERN BANK FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

c/o South State Corporation

520 Gervais Street

Columbia, South Carolina 29201

(800) 277-2175

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $3.00 par value
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.*

* Southeastern Bank Financial Corporation merged with and into South State Corporation on January 3, 2017, at which time the separate corporate existence of Southeastern Bank Financial Corporation ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, South State Corporation, as successor by merger to Southeastern Bank Financial Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SOUTH STATE CORPORATION as successor by merger to Southeastern Bank Financial Corporation

By:	/s/ John C. Pollok
Name:	John C. Pollok
Title:	Senior Executive Vice President, Chief Financial Officer and Chief Operating Officer

Date: January 4, 2017